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Stephen M. Leitzell
stephen.leitzell@dechert.com
+1 215 994 2621 Direct
+1 215 655 2621 Fax

December 30, 2010
VIA EDGAR AND COURIER
Mr. Jeffrey Riedler
Assistant Director
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Select Medical Corporation
Form 10-K
Filed March 17, 2010
File No. 001-34465
Dear Mr. Riedler:
On behalf of Select Medical Corporation (“Select”), we confirm receipt of the letter dated December 20, 2010 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Form 10-K filed on March 17, 2010 and the Proxy Statement on Schedule 14A (the “Proxy Statement”) filed on March 31, 2010. We are responding to the Staff’s comments on behalf of Select, as set forth below. The Staff’s comments are set forth below in bold and numbered to correspond to the numbered comments in the Staff’s letter. Select’s responses follow each of the Staff’s comments.
Proxy Statement on Schedule 14A, filed March 31, 2010
Risk Assessment, page 11
1.	We note your disclosure that risks arising from your compensation policies and programs are not reasonably likely to have a material adverse effect. Please describe the process you undertook to reach this conclusion and provide us with the basis for your conclusion.
The Compensation Committee of the Board of Directors of Select Medical Holdings Corporation (the “Compensation Committee”) meets periodically each fiscal year to review Select Medical Holdings Corporation’s (“SMHC”) executive compensation policies and programs to ensure that they are appropriate. In addition, the Compensation Committee determines each year whether incentive compensation will be awarded to SMHC’s non-executive employees. Prior to filing the Proxy Statement, the Compensation Committee determined, after considering the various forms of compensation paid to SMHC’s employees, that SMHC’s compensation policies and programs are not reasonably likely to have a material adverse effect. Specifically:

Jeffrey Riedler
December 30, 2010

a.	A significant portion of the compensation paid to SMHC’s employees, including executive officers, consists of base salary, which is not dependent upon SMHC’s performance.
b.	SMHC’s bonus program for executive officers includes safeguards that reduce the incentive to engage in risky behavior. For example, bonus compensation paid to SMHC’s executive officers with respect to 2009 was not based upon the achievement of performance targets. Instead, bonuses were paid in the sole discretion of the Compensation Committee. In addition, SMHC’s Executive Bonus Plan, under which SMHC intends to award its executive officers bonus compensation with respect to 2010 and future years, limits the amount of bonus compensation that participants may receive (regardless of how well SMHC performs), and provides the Compensation Committee with the discretion to reduce the bonus awards otherwise payable to participants thereunder.
c.	SMHC’s executive officers currently own, and historically have owned, a significant percentage of the outstanding stock of SMHC. Such ownership interest reduces the incentive for SMHC’s executive officers to engage in actions designed to achieve only short-term results.
Elements of Compensation, page 12
2.	We note that your Compensation Committee determined that only discretionary bonuses would be paid for the 2009 fiscal year, rather than bonuses based on pre-determined goals. It is unclear when the Compensation Committee made this decision. Did the Committee set goals and later determine that it would award discretionary bonuses rather than bonuses based on identified goals? Or did the Compensation Committee determine it would pay discretionary bonuses in fiscal 2009 rather than setting goals? If the Committee set goals and later determined that it would issue discretionary bonuses, you should describe the pre-set goals, describe the level of achievement and discuss the reason for the Committee’s decision not to use the pre-set goals in determining bonuses.

Jeffrey Riedler
December 30, 2010

As disclosed in the Proxy Statement, the Compensation Committee determined that only discretionary bonuses, rather than bonuses based on pre-determined financial goals, would be awarded for the 2009 fiscal year. The Compensation Committee made this determination at a meeting on May 12, 2009. The Compensation Committee at no time established performance goals or targets with respect to 2009 bonuses. At a meeting on February 10, 2010, the Compensation Committee awarded discretionary bonuses based on the Compensation Committee’s subjective assessment of overall individual and company performance.
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If you have any questions or require any additional information concerning the foregoing, please do not hesitate to contact me at 215-994-2621. Thank you for your cooperation and attention to this matter.
Sincerely,
/s/ Stephen M. Leitzell
cc: Michael E. Tarvin, Executive Vice President, General Counsel and Secretary